UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 15, 2025

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/ME 02.421.421/0001-11

NIRE 33.300.324.631

NOTICE TO SHAREHOLDERS

ANTICIPATION OF DIVIDEND PAYMENTS

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in continuity with the Notice to Shareholders released by the Company on March 27, 2025, informs to its shareholders and the market in general that it will anticipate, to October 21, 2025, the payment of the third installment of the Additional Dividends, in the amount of R$ 684,000,000.00 (six hundred and eighty-four million reais).

Such payment, initially scheduled to be made by October 23, 2025, maintains the conditions previously informed, and April 3, 2025 was the date for identifying the shareholders entitled to receive such amounts. Thus, the shares acquired after this date are ex-right to distribute Dividends.

1 – PAYMENT DATE AND DIVIDENDS PER SHARE:

	Payment date	Value per share	Amount
3rd Installment of Additional Dividends	10/21/2025	R$ 0.282667489	R$ 684,000,000.00

The 1st and 2nd installments of the Additional Dividends have already been duly paid on 04/22/2025 and 07/23/2025, respectively. There was no change in the gross value per share reported to the market on March 27, 2025.

2 – WITHHOLDING TAX:

2.1. The dividends related to the shares held in custody at CBLC (Companhia Brasileira de Liquidação e Custódia) will be paid through B3 S.A. – Brasil Bolsa Balcão, which will transfer them to shareholders through custody agents;

2.2. Credit in a checking account indicated by the shareholder with Banco Bradesco S/A; and

2.3. Payment of dividends by Banco Bradesco S/A Branches, in the case of shareholders who do not meet the conditions mentioned above. The shareholder who meets these conditions may qualify to receive dividends, attending the service locations in possession of CPF and identity document, when an individual; CNPJ, Articles of Association, Bylaws, Minutes of the Meeting that elected the board of directors in office and identity document and CPF of the company's legal representatives, when a legal entity, being mandatory the delivery of the respective power of attorney by public instrument, specific for receiving dividends, when the shareholder is represented by an attorney-in-fact.

3 – FORMS OF PAYMENT (BOOK-ENTRY SHARES):

3.1. . At any branch of Banco Bradesco S/A.

3.2. Additional clarifications may be obtained through the electronic address of Banco Bradesco S/A: dac.escrituracao@bradesco.com.br. In accordance with Article 287, item II, letter "a", of Law 6,404/76 – Law that provides for Corporations, the right to dividends prescribes in three (3) years, counting from the date on which they have been made available to shareholders, and with Article 206, paragraph 3, item II, of the Brazilian Civil Code, prescribes in three (3) years the claim for interest, dividends or any ancillary installments.

Rio de Janeiro, October 15, 2025.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 15, 2025	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer